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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2005__ AND ENDING __June 30, 2006__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offutt Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3515 Butler Road

(No. and Street)

Glydon, MD   21071

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Bentley Offutt

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.

(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5, Hunt Valley,   MD   21031

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ R. Bentley Offutt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Offutt Securities, Inc. _____, as

of _____ June 30 _____, 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

R Bentley Offt

Signature

President

Title

[signature] **MY COMMISSION EXPIRES OCTOBER 1, 2006**

Notary Public   8/14/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- *☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- *☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- *☐ (m) A copy of the SIPC Supplemental Report.
- *☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*Not Applicable

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OFFUTT SECURITIES, INC.



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and
Exchange Commission)

For the year ended June 30, 2006

CONTENTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying statement of financial condition of Offutt Securities, Inc. as of June 30, 2006 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc., as of June 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward, P.A.
Hunt Valley, Maryland
August 14, 2006

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

CURRENT ASSETS:
Cash	$ 15
Cash deposits with clearing organizations	50,194
Receivable from broker and dealer	12,915
Securities owned, at market value	143,820
Total current assets	206,944

EQUIPMENT AND VEHICLES, at cost less accumulated depreciation of $6,075	17,987
Total assets	$224,931

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 2,768
Payable to broker and dealer	3,433
Line of credit	330
Current portion of long term debt	4,482
Total current liabilities	11,013

LONG TERM DEBT, excluding current portion	12,863
Total liabilities	23,876

Stockholders' equity:
Common stock, $.01 par value: 1,000,000 shares authorized; 430,006 issued and outstanding	4,300
Paid in capital	419,629
Retained (deficit)	(222,874)
Total stockholders' equity	201,055
Total liabilities and stockholders' equity	$224,931

The accompanying notes are an integral part of these financial statements

2

OFFUTT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended June 30, 2006

REVENUES:

Commissions	$233,946
Principal transactions	18,490
Interest	2,080
Other	1,491
Total revenues	$256,007

EXPENSES:

Compensation and benefits	49,808
Floor brokerage and clearing fees	76,577
Communications	4,385
Occupancy and equipment rental	33,000
Other	104,663
Total expenses	268,433
Net loss	($ 12,426)

The accompanying notes are an integral part of these financial statements

3

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Stockholders' Equity
Balance July 1, 2005	$ 4,300	$419,629	($210,448)	$213,481
Net loss			(12,426)	(12,426)
Balance June 30, 2006	$ 4,300	$419,629	($222,874)	$201,055

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2006

CASH FLOWS USED BY OPERATING ACTIVITIES:	
Net loss	($ 12,426)
Adjustments to reconcile net income to net	
Net cash provided by (used by) operating activities	
Depreciation	2,960
(Increase) decrease in assets:	
Securities owned	(18,490)
Receivable from brokers and dealers	4,125
Deposits with clearing organizations	189
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	1,227
Payable to brokers and dealers	3,433
Cash used by operating activities	(18,982)
CASH FLOWS USED BY FINANCING ACTIVITIES:	
Net payments from line of credit	(234)
Loan payable	(3,601)
Cash used by financing activities	(3,835)
Net decrease in cash	(22,817)
Cash at July 1, 2005	22,832
Cash at June 30, 2006	$ 15
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 914

The accompanying notes are an integral part of these financial statements

5

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For year ended June 30, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is principally engaged in providing securities brokerage to individuals and institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and the disclosures presented. Actual amounts could differ from their estimates.

The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Receivables from broker-dealers and clearing organizations reflect net commissions due to the Company. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a trade date basis. Marketable securities which consist of Corporate stocks are valued at market value and the resulting difference between cost and market is included in income.

Equipment is recorded at cost, $24,023. The equipment is fully depreciated as of June 30, 2006. Depreciation of office equipment was determined by using the straight line method over the estimated useful life of the asset.

Since the only employee is the owner of the Company, no compensated absences have been accrued.

The Company has elected to be treated as a "Subchapter S Corporation" for Federal income tax purposes. Under the terms of that election, the Company will not pay Federal and State income taxes on its earnings as such amounts are paid to the stockholders.

NOTE B – SECURITIES OWNED

Securities owned consist of publicly traded corporate stocks at quoted market values. These securities are available for sale. The total value as of June 30, 2006 was $143,820.

NOTE C – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2006 the balance advances from the line of credit is $330. The line of credit is charged interest at seven per cent above the bank's prime rate.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a five year operating lease expiring in December 2006. Monthly lease payments are $3,000. The Company paid rent of $33,000 for the year ended June 30, 2006.

Minimum annual rental for the year ended June 30, 2007 is $18,000.

NOTE E - LOAN TERM LOAN OBLIGATIONS

The following is a listing of long term loan debt due to JPMorgan Chase Bank:

Secured by 2001 BMW Sedan payable at $424.41 per month including interest at 3.991%	$ 17,345
Less: current portion of long term debt	4,482
Net long term debt	$ 12,863

Maturities of long term obligations are as follows:

Year ended June 30,	
2007	$ 4,482
2008	4,664
2009	4,853
2010	3,346
TOTAL	$17,345

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties in the aforementioned situations.

NOTE G – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2006, the Company's net capital was $137,819 which exceeded the capital requirements of $50,000 by $87,819 and its net capital ratio was .173 to 1.

SCHEDULE I

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2006

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 2,768
Payable to broker and dealer	3,433
Line of credit	330
Long term debt	17,345
Total aggregate indebtedness	$ 23,876

NET CAPITAL

Total stockholders' equity	$201,055
Deductions and/or changes:	
Total non-allowable assets	17,986
Other deductions	5,000
Net capital before haircuts on securities position	178,069

Haircuts on securities:		
Stocks	$ 21,573	
Undue concentration	18,677	40,250
Net capital		$137,819

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 87,819
Excess net capital at 1000%	$ 87,819
Ratio: Aggregate indebtedness to net capital	.173 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2006

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2006.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2006

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2006

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).



Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of
Offutt Securities, Inc., for the year ended June 30, 2006, we considered its internal control
structure, including procedures for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including tests of
such practices and procedures that we considered relevant to the objectives stated in rule 17a-
5(g) in making the periodic computations of aggregate indebtedness and net capital under rule
17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customers securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section
8 of Federal Reserve Regulation T of the Board of Governors of the Federal
Reserve System

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of
the practice and procedures referred to in the preceding paragraph and to assess whether those
practices ad procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of an internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use of disposition and that
transactions are executed in accordance with management's authorization and recorded properly
to permit preparation of financial statements in accordance with generally accepted accounting
principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Smyth & Ward, P.A.
Hunt Valley, Maryland
August 14, 2006

14